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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        VISTA INFORMATION SOLUTIONS, INC.
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   928365-20-4
                                 (CUSIP Number)


                             PETER T. SADOWSKI, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                        FIDELITY NATIONAL FINANCIAL, INC.
                       17911 VON KARMAN AVENUE, SUITE 300
                            IRVINE, CALIFORNIA 92614
                                 (949) 622-5000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                             C. CRAIG CARLSON, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000


                                FEBRUARY 15, 2001


             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

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                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP NO. 928365-20-4                                          PAGE 2 OF 7 PAGES
---------------------                                          -----------------

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1           NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Fidelity National Financial, Inc.  86-0498599
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

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4           SOURCE OF FUNDS (See Instructions)

                     WC
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                                      7        SOLE VOTING POWER
             NUMBER OF
               SHARES                          4,093,382
            BENEFICIALLY     ---------------------------------------------------
              OWNED BY                8        SHARED VOTING POWER
                EACH
             REPORTING                         -0-
               PERSON        ---------------------------------------------------
                WITH                  9        SOLE DISPOSITIVE POWER

                                               4,093,382
                             ---------------------------------------------------
                                      10       SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,093,382
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 15.94%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (See Instructions)

            CO
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ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Vista Common Stock"), of Vista Information Solutions, Inc., a Delaware corporation ("Vista"), with its principal executive offices located at 5060 Shoreham Place, #300, San Diego, California 92122.

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is being filed by Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"). The principal executive offices of Fidelity are located at 17911 Von Karman Avenue, Suite 300, Irvine, California 92614. Fidelity is a holding company whose subsidiaries are engaged in the business of issuing title insurance policies and performing other title- and real estate-related services.

         Information regarding the directors and executive officers of Fidelity is set forth on Schedule I attached hereto, which schedule is hereby incorporated by reference.

         During the last five years, neither Fidelity nor, to the best knowledge of Fidelity, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 4,093,382 shares of Vista Common Stock beneficially owned by Fidelity were purchased on February 15, 2001. These shares were beneficially acquired through (i) the purchase of a secured convertible note (the "Note"), convertible into 3,143,382 shares of Vista Common Stock at the election of the holder of the Note, and (ii) the direct purchase of 950,000 shares of Vista Common Stock (the "Shares"), from Moore North America, Inc., a Delaware corporation. The aggregate purchase price of the Note and the Shares was $10 million which was paid from the general working capital funds of Fidelity.

ITEM 4. PURPOSE OF TRANSACTION.

         On February 14, 2001, Fidelity entered into a non-binding letter of intent (the "Letter of Intent") to undertake a transaction with Vista, pursuant to which Fidelity will exchange the assets and operations of its tax, credit, flood appraisal and property records businesses for approximately eighty percent (80%) of Vista's Common Stock (the "Transaction"). The parties are currently negotiating a definitive agreement based on the terms set forth in the Letter of Intent (the "Definitive Agreement").

         As a condition to Fidelity's entering into the Letter of Intent, Fidelity negotiated the purchase of the Note and the Shares. $17.1 million of the principal balance of the Note is convertible into 3,143,382 shares of Vista Common Stock at a price of $5.44 per share. The Note may be exercised in whole or in part at any time upon surrender of the Note and payment of the exercise price. The description of the Note contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Note, filed as an exhibit hereto.


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         The Letter of Intent also contemplates that, in connection with the execution of the Definitive Agreement, Fidelity will purchase the 2,500 shares of outstanding Series F Convertible Preferred Stock, par value $0.001 (the "Series F Shares"), held by Finova Capital Corporation, a Delaware corporation. The Series F Shares are convertible into 2,500 shares of Vista Common Stock at an exercise price of $6.37 per share.

         Except as set forth in this Item 4, Fidelity has no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         As of the close of business on February 13, 2001, after giving effect to the transaction described above, Fidelity was the direct beneficial owner of 4,093,382 shares of Vista Common Stock, which constitutes 15.94% of the outstanding shares of Vista Common Stock (based on 25,681,478 shares of Vista Common Stock outstanding as of November 10, 2000, as stated in Vista's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2000). Fidelity has the sole power to vote, direct the voting of, dispose of and direct the disposition of such shares of Vista Common Stock. Fidelity has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Vista Common Stock. Except for the transactions set forth above, Fidelity has not effected any transaction in Vista Common Stock during the past sixty (60) days.

         Except as described above, neither Fidelity nor, to the best knowledge of Fidelity, any of the persons referred to in Schedule I attached hereto, beneficially own any shares of Vista Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the execution of the Definitive Agreement, Fidelity intends to enter into a voting agreement (a "Voting Agreement") with significant stockholders of Vista, solely in their capacities as stockholders of Vista. Each of these stockholders will agree to vote all shares of Vista Common Stock owned or controlled by such stockholder in favor of the Transaction. The Voting Agreement will terminate upon the earlier of termination of the Definitive Agreement or the effective time of the Transaction.

         Except as described herein, neither Fidelity nor any other person referred to in Schedule I attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Vista, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Secured Convertible Note, dated December 17, 1999, issued to Moore North America, Inc.

         99.2 Allonge Assigning Moore North America, Inc. Note to Fidelity National Financial, Inc.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 23, 2001                   FIDELITY NATIONAL FINANCIAL, INC.


                                             By: /s/ Peter T. Sadowski
                                                 -------------------------------
                                                 Peter T. Sadowski, Executive
                                                 Vice President, General Counsel


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                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

         The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States.

Directors and Officers of Fidelity:
----------------------------------


William P. Foley, II      Chairman of the Board and Chief Executive Officer
Frank P. Willey           Vice Chairman of the Board
John J. Burns, Jr.        Director
John F. Farrell, Jr.      Director
Philip G. Heasley         Director
William A. Imparato       Director
Donald M. Koll            Director
Daniel D. (Ron) Lane      Director
General William Lyon      Director
J. Thomas Talbot          Director
Cary H. Thompson          Director
Richard P. Toft           Director
Patrick F. Stone          President and Chief Operating Officer
Alan L. Stinson           Executive Vice President, Chief Financial Officer
Peter T. Sadowski         Executive Vice President, General Counsel

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                                 EXHIBIT INDEX

Exhibit Number                          Description
--------------                          -----------

     99.1 Secured Convertible Note, dated December 17, 1999, issued to Moore North America, Inc.

     99.2 Allonge Assigning Moore North America, Inc. Note to Fidelity National Financial, Inc.